# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stewards, Inc., CIK 0001795851
CUSIP: 312084106
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 4300 N. University Drive, Suite D-105, Lauderhill, Florida (FL), 33351
Date of event which requires filing of this statement: 09/09/2026
Filed by CIK 0002149150
Persons authorized to receive notices and communications: Vincent C Napolitano, 4300 N. University Drive, Suite D-105, Lauderhill, Florida (FL), 33351, 516-419-5300

## Reporting persons
- Vincent C Napolitano (CIK 0002149150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 40,049,524; shared voting power 528,400; sole dispositive power 40,049,524; shared dispositive power 528,400; aggregate amount beneficially owned 40,577,924 (19.2% of the class); the aggregate amount excludes certain shares
- VK Nap Family, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: personal funds (PF); sole voting power 40,049,524; shared voting power 40,049,524; sole dispositive power 40,049,524; shared dispositive power 40,049,524; aggregate amount beneficially owned 40,049,524 (19% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: Stewards, Inc.
Address of issuer's principal executive offices: 4300 N. University Drive, Suite D-105, Lauderhill, Florida (FL), 33351

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Vincent C. Napolitano and VK Nap Family, LLC (each, a "Reporting Person" and, collectively, the "Reporting Persons"). The Reporting Persons may be deemed a group within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) is attached as Exhibit 99.1.
Residence or business address: The business address of each Reporting Person is 4300 N. University Drive, Suite D-105, Lauderhill, Florida 33351.
Present principal occupation or employment:
Mr. Napolitano is Director Emeritus of the Issuer. He is not a voting member of the Board of Directors. He previously served as Chief Executive Officer and Chairperson. He is Managing Member of VK Nap Family, LLC. The shares reported in this statement are held of record by VK Nap Family, LLC. VK Nap Family, LLC is owned 50% by The Vincent Napolitano Living Trust dated January 14, 2025 and 50% by The Kathleen Napolitano Living Trust dated January 14, 2025. VK Nap Family, LLC is a Wyoming limited liability company. Kathleen Napolitano has no other holdings of Issuer securities except that 50% interest.

Mr. Napolitano may also be deemed to beneficially own 528,400 shares held of record by his children who share his household: Vincent M. Napolitano Jr. (208,180); Andrew Napolitano (64,044); Ashley Napolitano (64,044); Thomas Napolitano (64,044); Joseph Napolitano (64,044); and Matthew Napolitano (64,044). Matthew Napolitano is a minor. Mr. Napolitano does not have a contract conferring voting or dispositive power over those shares. He disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship or place of organization of each Reporting Person is set forth in Row 6 of that Reporting Person's cover page and is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Of the 40,577,924 shares of Common Stock reported in this statement: 40,049,524 are held of record by VK Nap Family, LLC and 528,400 are held of record by Mr. Napolitano's household children as set forth in Item 2(c). Those shares were acquired over time with personal and LLC funds and as founder / legacy equity of the Issuer (formerly Favo Capital, Inc.), not with borrowed funds incurred to purchase listed Common Stock. The source of funds for VK Nap Family, LLC is "PF." The source of funds for Mr. Napolitano is "AF."

The 40,049,524 LLC figure reflects a charitable donation of 350,000 shares previously included in the 40,399,524 amount disclosed in the Issuer's Form S-1.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and hold the securities reported in this statement for investment and in connection with Mr. Napolitano's historical role as founder, former Chief Executive Officer and Chairperson, and current Director Emeritus.

Mr. Napolitano is not a voting director. He does not vote on Board actions.

Mr. Napolitano is one of the Issuer's founders named in the Voting Agreement dated August 25, 2025, among the Issuer and Forfront Capital, LLC. Under that agreement, Forfront votes 10,000,000 shares of Series B Preferred Stock (50 votes per share) at the direction of a majority of Vincent Napolitano, Vincent Napolitano, and Glen Steward. The Issuer's President holds an irrevocable proxy to vote those Series B shares in accordance with that direction. The Reporting Persons do not beneficially own the Series B Preferred Stock, and those securities are not included in Rows 7 through 13. The Voting Agreement is described because it is an arrangement with respect to Issuer securities and a matter relating to control of the Issuer.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that they may from time to time acquire or dispose of Issuer securities depending on market conditions and the Issuer's business. Any change would be reported under Rule 13d-2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page are incorporated by reference. The Reporting Persons may be deemed to beneficially own 40,577,924 shares of Common Stock, or approximately 19.0% 19.2% of the class, consisting of (i) 40,049,524 shares held of record by VK Nap Family, LLC and (ii) 528,400 shares held of record by Mr. Napolitano's household children named in Item 2(c). Mr. Napolitano may be deemed to beneficially own the LLC shares as Managing Member of VK Nap Family, LLC. He disclaims beneficial ownership except to the extent of his pecuniary interest therein, including the 50% interest held by The Vincent Napolitano Living Trust dated January 14, 2025.

VK Nap Family, LLC may be deemed to beneficially own only the 40,049,524 shares it holds of record, or approximately 19.0%.

The percentage is based on 211,149,963 shares of Common Stock outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q.

That amount excludes (i) 350,000 shares previously donated to charity and no longer held of record by VK Nap Family, LLC, and (ii) the Series B Preferred Stock subject to the Voting Agreement described in Item 4. The Reporting Persons do not own of record, and do not have an economic interest in, those Series B shares. Row 12 is checked solely because Row 11 excludes that Series B Preferred Stock.

Mr. Napolitano disclaims beneficial ownership of the children's shares except to the extent of his pecuniary interest therein, if any. This statement is not an admission that he is the beneficial owner of those shares for purposes of Section 13(d) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Napolitano: sole voting and dispositive power 40,049,524; shared voting and dispositive power 528,400.

VK Nap Family, LLC: sole voting and dispositive power 40,049,524; shared voting and dispositive power 0.
Transactions in the class effected during the past sixty days: Except as disclosed in the Issuer's Exchange Act reports, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Kathleen Napolitano Living Trust dated January 14, 2025 has the right to receive dividends from, or proceeds from the sale of, 50% of the securities held of record by VK Nap Family, LLC. The children named in Item 2(c) have the right to receive dividends from, or proceeds from the sale of, the shares held of record in their respective names.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following contracts, arrangements, understandings, or relationships exist with respect to securities of the Issuer:

Joint filing. The Reporting Persons have agreed to file this Schedule 13D jointly pursuant to Rule 13d-1(k). That agreement is filed as Exhibit 99.1.

VK Nap Family, LLC. The reported shares are held of record by VK Nap Family, LLC. Mr. Napolitano is Managing Member and has sole voting and dispositive power over the LLC's Issuer securities. The LLC is owned 50% by The Vincent Napolitano Living Trust dated January 14, 2025 and 50% by The Kathleen Napolitano Living Trust dated January 14, 2025. Kathleen Napolitano has no other holdings of Issuer securities except that 50% interest.

Family holdings. 528,400 shares are held of record by Mr. Napolitano's household children as set forth in Item 2(c). Those persons are not Reporting Persons. Those shares are owned of record by those persons. Mr. Napolitano does not have a contract conferring voting or dispositive power over them. He disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any.

Voting Agreement. Mr. Napolitano is a named founder under the Voting Agreement dated August 25, 2025, between the Issuer and Forfront Capital, LLC, including the irrevocable proxy to the President of the Issuer. That agreement is incorporated as Exhibit 99.2. The Reporting Persons do not own of record, and do not have an economic interest in, those Series B shares.

Director Emeritus. Mr. Napolitano serves as Director Emeritus and is not a voting member of the Board. That status does not itself confer beneficial ownership of additional securities.

Except as described in this Item 6 and in Items 3, 4, and 5, the Reporting Persons do not have any other contract, arrangement, understanding, or relationship with respect to securities of the Issuer required to be disclosed in this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated September 16, 2026, between Vincent C. Napolitano and VK Nap Family, LLC, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934. Filed herewith.

99.2 Voting Agreement dated August 25, 2025, between Favo Capital, Inc. (now Stewards, Inc.) and Forfront Capital, LLC, including the irrevocable proxy to the President of the Company. Incorporated by reference to Exhibit 10.14 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

## Signatures
- Vincent C Napolitano: /s/ Vincent C Napolitano, Vincent C Napolitano (09/16/2026)
- VK Nap Family, LLC: /s/ Vincent C Napolitano, Authorized Representative (09/16/2026)